SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Advent/Claymore Enhanced Growth & Income Fund
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

00765E104
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D’Angelo

(212) 542-4635

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00765E104	SCHEDULE 13D/A	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,340,954
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,340,954
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,340,954
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14	TYPE OF REPORTING PERSON PN; IA

[1] The percentages used in this Schedule 13D/A are calculated based upon 13,603,025 Shares outstanding as of April 28, 2017 as disclosed in the Standstill Agreement (as defined in Item 4).

CUSIP No. 00765E104	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,340,954
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,340,954
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,340,954
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used in this Schedule 13D/A are calculated based upon 13,603,025 Shares outstanding as of April 28, 2017 as disclosed in the Standstill Agreement.

CUSIP No. 00765E104	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2016 (the “Original Schedule 13D”) and Amendment No. 1 filed with the SEC on January 11, 2017 (“Amendment No. 1,” and together with this Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”) with respect to the shares of common stock, $0.001 per share (the “Shares”), of Advent/Claymore Enhanced Growth & Income Fund (the “Issuer”). This Amendment No. 1 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from the subscription proceeds from investors in SCMF, SCMF II, SCLMF, SCS, SCEF 1 and SCEF 2 and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of $10,920,584 was paid to acquire the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 28, 2017, the Reporting Persons entered into a standstill agreement (the “Standstill Agreement”) with the Issuer (together with the Reporting Persons, the “Standstill Parties”) whereby the parties agreed, among other things, and subject to certain conditions, that the Board of Trustees (the “Board”) of the Issuer will cause the Issuer to commence a tender offer to purchase for cash 32.5% of its outstanding Shares, subject to certain terms and conditions (the “Tender Offer”), with such Tender Offer to be conducted on substantially the terms described in the application, as filed with the SEC on August 10, 2016, as amended on December 20, 2016, March 10, 2017, March 15, 2017 and March 24, 2017, for an exemptive order from the SEC under Section 17(b) of the Investment Company Act of 1940. In addition, Saba Capital agreed to tender 100% of its then-owned Shares of the Issuer in the Tender Offer. The Standstill Parties also agreed to abide by certain customary standstill provisions, such provisions to last until one day after the completion of the Issuer’s annual meeting of shareholders held during the fiscal year ending October 31, 2019, or such earlier time as such restrictions terminate pursuant to their terms (the “Standstill Period”). In addition, the Reporting Persons have agreed to additional standstill provisions to last until April 25, 2019, or such earlier time as such restrictions terminate pursuant to their terms, which provide that the Reporting Persons agree to cause all Shares beneficially owned by them to be present for quorum purposes and to be voted in favor of any proposal with respect to which the Board recommends a vote in favor of such proposal and against any proposal with respect to which the Board recommends a vote against such proposal or any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the Board. The foregoing summary of the Standstill Agreement is qualified in its entirety by reference to the full text of the Standstill Agreement, the form of which is attached hereto as Exhibit 2 to this Schedule 13D and incorporated by reference herein.

CUSIP No. 00765E104	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) - (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 13,603,025 Shares outstanding as of April 28, 2017 as disclosed in the Standstill Agreement.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	During the last 60 days, no transactions in the Shares were effected by any Reporting Person.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As described further in Item 4 hereto, the Reporting Persons are party to the Standstill Agreement, which is attached as Exhibit 2 to this Amendment No. 2 and is incorporated by reference herein.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

Exhibit 2:	Form of Standstill Agreement, dated as of April 28, 2017.

CUSIP No. 00765E104	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 2, 2017

SABA CAPITAL Management, L.P. /s/ Michael D’Angelo
Name: Michael D’Angelo Title: Chief Compliance Officer

BOAZ R. WEINSTEIN /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Exhibit 2

Form of Standstill Agreement

This Agreement is entered into as of April 28, 2017 (including the exhibits hereto, this “Agreement”), by and among Saba Capital Management, L.P. (“Saba”) and Advent/Claymore Enhanced Growth & Income Fund (the “Trust”) (the Trust, together with Saba, the “Parties,” and each individually a “Party”).

WHEREAS, the Trust is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Trust, as of the close of business on April 28, 2017, has approximately 13,603,025 common shares of beneficial interest, par value $0.001 per share, outstanding;

WHEREAS, as of the close of business on April 28, 2017, Saba is the beneficial owner (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, in the aggregate, 1,340,954 common shares of the Trust representing approximately 9.86% of the outstanding common shares of the Trust;

WHEREAS, the Trust and Saba believe it is in their mutual interests for the Parties to take the actions reflected below;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section	1. Tender Offer.
1.1	On the basis of the representations, warranties and agreements set forth herein and subject to performance by Saba of its covenants and other obligations hereunder and the other conditions set forth herein:

(a)	The Trust shall commence a tender offer to enable it to purchase 32.5% of its or such lesser number of common shares that are properly tendered and not withdrawn at a price at a price equal to 98% of the Trust’s net asset value per share (“NAV”) as determined as of the close of the regular trading session of the New York Stock Exchange on the next day the NAV is calculated after the expiration date of the Tender Offer or, if the Tender Offer is extended, on the next day the NAV is calculated after the day to which the Tender Offer is extended (the “Tender Offer”). The Tender Offer shall be conducted on substantially the terms described in the application, as filed with the SEC on August 10, 2016, as amended on December 20, 2016, March 10, 2017, March 15, 2017 and March 24, 2017, for an exemptive order from the U.S. Securities and Exchange Commission (the “SEC”) under Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act to permit “affiliated persons” (as defined in the 1940 Act) of the Trust to participate in the Tender Offer (the “Exemptive Order”).
(b)	The Tender Offer shall not provide for preferential treatment for any shareholders of the Trust.
(c)	The Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.
(d)	Although the Trust has committed to commence the Tender Offer under the circumstances set forth above, the Trust will not commence the Tender Offer or accept tenders of the Trust’s common shares during any period when (i) such transactions, if consummated, would: (A) result in the delisting of the Trust’s shares from the NYSE or (B) impair the Trust’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (which would make the Trust a taxable entity, causing the Trust’s income to be taxed at the fund level in addition to the taxation of shareholders who receive distributions from the Trust); (ii) there is any (A) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (B) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), including the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) National Market System, or (C) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State; or (iii) the Board of Trustees of the Trust (the “Trust Board”) determines in good faith, upon written advice of counsel, that effecting any such transaction would constitute a breach of its fiduciary duty owed to the Trust or its shareholders. In the event of a delay pursuant to any of clauses (i), (ii) or (iii) above, the Trust will provide prompt written notice to Saba together with a detailed analysis of the reason for such delay and reasonable support for such determination. In the event of a delay pursuant to either of clauses (i) or (ii) above, the Trust will commence the Tender Offer delayed by the pendency of such events within 20 days after the termination of such delaying event.
1.2	Saba agrees to tender 100% of its then-owned common shares of the Trust in the Tender Offer.
1.3	Saba further agrees that it will not, and that it will not permit any of its affiliated persons (as such term is defined in the 1940 Act) to, directly or indirectly, (i) nominate or recommend for nomination any individual for election as a trustee at any annual or special meeting of shareholders of the Trust held during the Standstill Period (as defined below), (ii) submit any proposal for consideration at, or bring any other business before, any annual or special meetings of shareholders of the Trust held during the Standstill Period, (iii) initiate, encourage or participate in the solicitation of proxies or exempt solicitation, including under Rule 14a-2(b)(1) under the Exchange Act with respect to any annual or special meeting of shareholders of the Trust held during the Standstill Period or (iv) publicly or privately encourage or support any other shareholder of the Trust to take any of the actions described in this Section 1.4. Saba agrees that Boaz R. Weinstein and Saba Capital Management GP, LLC are affiliates of Saba for purposes of this Agreement.
Section	2. Additional Agreements.
2.1	Saba covenants and agrees that during the period from the date of this Agreement through the date one day after the completion of the Trust’s annual meeting of shareholders held during the fiscal year ending October 31, 2019, including any adjournments or postponements thereof, which date shall not occur later than November 1, 2019, or until such earlier time as the restrictions in this Section 2.1 terminate as provided in Section 4.2 of this Agreement (the “Standstill Period”) it will not, and will cause its respective principals, directors, general partners, members, officers, employees, affiliated persons and representatives not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person take any of the actions set forth below), unless specifically permitted in writing in advance by the Trust Board, take any of the actions set forth below:
(a)	effect, seek, offer, engage in, propose (whether publicly or otherwise and whether or not subject to conditions) or cause, participate in or act to, or assist any other person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or participate in or act to (other than as specifically contemplated by this Agreement):
(i)	any “solicitation” of “proxies” or become a “participant” in any such “solicitation” as such terms are defined in Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b), in each case, with respect to securities of the Trust (including, without limitation, any solicitation of consents to act by written consent or call a special meeting of shareholders);
(ii)	knowingly encourage or advise any other person or assist or act to assist any person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than such encouragement or advice that is consistent with the Trust management’s recommendation with respect to the Trust in connection with such matter or encouragement or advice solely amongst Saba);
(iii)	any (i) tender or exchange offer for securities of the Trust (aside from the Tender Offer contemplated by Section 1 or any other tender offer offered by the Trust to all shareholders), or any merger, consolidation, business combination or acquisition or disposition of assets of the Trust, or (ii) recapitalization, restructuring, liquidation, dissolution or other similar extraordinary transaction with respect to the Trust (it being understood that the foregoing shall not restrict any person from tendering common shares, receiving payment for common shares or otherwise participating in any such transaction on the same basis as other shareholders of the Trust or from participating in any such transaction that has been approved by the Trust Board, subject to the terms of this Agreement);
(iv)	engage, directly or indirectly, in any short sale that includes, relates to or derives any part of its value from a decline in the market price or value of the securities of the Trust;
(b)	form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) (other than the existing group, which consists solely of members of Saba and its affiliated persons) with respect to the securities of the Trust in connection with seeking the election or removal of any trustee of the Trust;
(c)	deposit any securities of the Trust in any voting trust or subject any securities of the Trust to any arrangement or agreement with respect to the voting of the securities of the Trust, including, without limitation, lend any securities of the Trust to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any shareholder vote or consent of the Trust, other than any such voting trust, arrangement or agreement solely among the members of Saba and its affiliated persons;
(d)	seek or encourage, alone or in concert with others, any person to submit nominations in furtherance of a “contested solicitation” for the election or removal of trustees with respect to the Trust;
(e)	seek or encourage, alone or in concert with others, the removal or resignation of any member of the Trust Board;
(f)	make a request for a shareholder list or other Trust books and records;
(g)	take any action (other than in accordance with this Section 2.1) with respect to any shareholder proposal submitted prior to the date of this Agreement;
(h)	conduct a referendum of shareholders of the Trust, or make a request for a shareholder list or other similar books and records of the Trust;
(i)	seek, alone or in concert with others, representation on the Board of the Trust;
(j)	seek to control or influence the management, Board or policies of the Trust;
(k)	institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving the Trust or any of its current or former trustees or officers (including derivative actions); provided, however, that for the avoidance of doubt the foregoing shall not prevent Saba from (A) bringing litigation to enforce the provisions of this Agreement, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Trust against Saba, or (C) responding to or complying with a validly initiated legal process;
(l)	make any public statement or proposal with respect to (i) any change in the number or term of trustees or the filling of any vacancies on the Trust Board, (ii) any change in the capitalization or distribution policy of the Trust, (iii) any other material change in the Trust’s management, business or corporate structure, or (iv) any waiver, amendment or modification to the Agreement and Declaration of Trust or Bylaws of the Trust;
(m)	publicly disclose any intention, plan or arrangement inconsistent with the foregoing;
(n)	except as specifically contemplated by this Agreement, enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing, or advise, assist, encourage or seek to persuade others to take any action with respect to any of the foregoing;
(o)	publicly, or privately in a manner that is intended to or would reasonably be expected to require any public disclosure by the Trust or Saba, request that the Trust, the Trust Board or any of their respective representatives amend or waive any provision of this Section 2.1 (including this sentence) or for any Board to specifically invite Saba or any of its affiliated persons to take any of the actions prohibited by this Section 2.1; or
(p)	take any action that is intended to or would reasonably be expected to impede or delay the Trust’s ability to obtain the Exemptive Order.

For the avoidance of doubt, during the Standstill Period, Saba and its affiliated persons may communicate privately with (a) any third party and (b) the Trust’s trustees, officers and investment adviser and sub-adviser, but in each case only so long as (i) such private communications are not intended to and would not reasonably be expected to require any public disclosure thereof and (ii) such private communications do not violate the terms of this Agreement.

2.2	Saba covenants and agrees that during the period from the date of this Agreement through and including April 25, 2019, or until such earlier time as the restrictions in this Section 2.2 terminate as provided in Section 4.2 of this Agreement (the “Effective Period”), it will, and will cause its affiliated persons to:
(a)	appear at any annual or special meeting of shareholders of the Trust or otherwise cause all shares it beneficially owns as of the record date for such meeting to be counted as present thereat for purposes of a quorum; and
(b)	vote or cause to be voted at any annual or special meeting of shareholders of the Trust all of the shares it beneficially owns as of the record date for such meeting (i) in favor of any proposal with respect to which the Trust Board recommends a vote in favor of such proposal and (ii) against any proposal with respect to which the Trust Board recommends a vote against such proposal or any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the Trust Board.

For the avoidance of doubt, if Saba lends any common shares of the Trust to any third party (in compliance with the restrictions in Section 2.1), Saba shall recall any such stock loan in advance of the record date for any vote of or consent by the shareholders of the Trust so that Saba shall have full voting rights with respect to all such loaned shares.

2.3	Upon request of the Trust, Saba will notify the Trust of the number of common shares beneficially owned by it and its affiliated persons up to one (1) time per each fiscal quarter of the Trust.
2.4	Saba covenants and agrees that during the Effective Period it will not, and will cause its respective principals, directors, general partners, members, officers, employees, affiliated persons and representatives not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person take any of the actions set forth below), unless specifically permitted in writing by the Trust, acquire any common shares of the Trust or take any action, directly or indirectly, including by means of any Derivative Securities (as defined below), which would cause Saba to beneficially own common shares of the Trust in excess of the Ownership Limit immediately following such acquisition or action (except to the extent such common shares are issued by the Trust to all existing shareholders), whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such party) pursuant to any agreement, arrangement or understanding (whether or not in writing) or otherwise and whether or not any of the foregoing would give rise to beneficial ownership (as such term is used in Rule 13d-3 under the Exchange Act ), and whether or not any of the foregoing is acquired or obtained by means of borrowing of securities, operation of any Derivative Security or otherwise.

For the purposes of this Agreement:

(i)	the term “Derivative Securities” means, with respect to any person, any rights, options or other securities convertible into or exchangeable for securities, bank debt or other obligations or any obligations measured by the price or value of any securities, bank debt or other obligations of such person, including without limitation any swaps or other derivative arrangements;
(ii)	the term “Ownership Limit” means, at any time prior to the completion of the Tender Offer, 1,340,954 common shares of the Trust, and at any time following the completion of the Tender Offer means the number of outstanding common shares of the Trust beneficially owned by Saba immediately following the completion of the Tender Offer (such amount to be confirmed in writing by Saba, together with a written affirmation by Saba that it has tendered 100% of its then-owned common shares of the Trust in the Tender Offer).
2.5	Saba represents and warrants as follows:
(a)	It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.
(b)	This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against Saba in accordance with its terms.
(c)	The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.
(d)	Saba beneficially owns, directly or indirectly, and has the sole power to vote all the common shares of each of the Trust as described in the recitals to this Agreement, and its ownership of common shares of the Trust has at all times complied with applicable provisions of the 1940 Act.
(e)	As of the date hereof, neither Saba nor any of its affiliated persons is a party to any Derivative Securities, including without limitation any swap or hedging transactions or other derivative agreement, or any securities lending or short sale arrangements, of any nature with respect to the common shares of the Trust.
2.6	The Trust represents and warrants as follows:
(a)	The Trust has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.
(b)	This Agreement has been duly and validly authorized, executed and delivered by the Trust and it is enforceable against the Trust in accordance with its terms.
(c)	The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to the Trust.
Section	3. Press Releases; Public Statements.

Saba and the Trust agrees that, no later than one (1) business day following the execution of this Agreement, (i) the Trust will issue a press release announcing the entrance into and terms of this Agreement in substantially the form attached as Exhibit A hereto (the “Trust Press Release”), and no Party shall make any statement inconsistent with the Trust Press Release during the Standstill Period. Saba shall not issue a press release in connection with this Agreement or the actions contemplated hereby without the prior written consent of the Trust. Nothing in this Agreement shall prevent (a) any Party from taking any action required by any governmental or regulatory authority (except to the extent such requirement arose as a result of the discretionary act(s) of such Party), (b) any Party from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over such Party or as otherwise legally required and (c) Saba and its affiliated persons from communicating with its investors and prospective investors; provided that such communication is otherwise consistent with this Agreement and the Trust Press Release. Saba shall promptly prepare and file an amendment to its Schedule 13D filed with the SEC reporting its entry into this Agreement (which will not contain any statement inconsistent with the Trust Press Release) and the Item 4 disclosure set forth therein will be in a form materially consistent with the draft previously provided to the Trust.

Section	4. Termination.
4.1	If the Trust fails to complete the Tender Offer by the Deadline Date established in that certain agreement, dated as of July 22, 2016, by and among Arthur D. Lipson, Robert Ferguson, Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Total Return Partners L.P., Benchmark Plus Institutional Partners L.L.C. and Benchmark Plus Management, L.L.C., and all of their respective directors, officers and Affiliates (as defined therein) and Advent Claymore Convertible Securities and Income Fund, Advent Claymore Convertible Securities and Income Fund II and the Trust, as the same may be amended or modified from time to time by the parties thereto in accordance with the terms of such agreement, this Agreement shall immediately terminate and be of no further force or effect.
4.2	This Agreement remains in full force and effect until the earliest of:
(a)	the expiration of the Standstill Period;
(b)	a termination of this Agreement pursuant to Section 4.1; and
(c)	such other date established by mutual written agreement of the Trust and Saba.
4.3	Section 6 survives the termination of this Agreement. No termination pursuant to this Section 4 relieves any Party from liability for any breach of this Agreement prior to such termination.
Section	5. No Disparagement.
5.1	During the Effective Period, each Party hereto shall refrain, and shall cause its respective principals, directors, general partners, members, officers, employees, affiliated persons and representatives to refrain, from directly or indirectly making disparaging remarks, comments or statements (including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons) about, or taking any action reasonably likely to damage the reputation of, the other Party, the Trust, its members, directors, officers, employees or affiliated persons, or any members of the Trust Board. Such disparaging remarks, comments or statements include, but are not limited to, those that impugn the character, honesty, integrity, morality, business acumen or abilities of the individual or entity being disparaged. The foregoing shall not apply to any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.
Section	6. Miscellaneous.
6.1	Remedies. Each Party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Delaware, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.
6.2	Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in the State of Delaware for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of Saba and the Trust waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.
6.3	Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.
6.4	Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.
6.5	Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email or facsimile, with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

If to the Trust, to:

Advent/Claymore Enhanced Growth & Income Fund
c/o Advent Capital Management, LLC
1271 Avenue of the Americas, 45th Floor
New York, NY 10020
Attention: Edward C. Delk
                Secretary
Facsimile: (212) 480-9655
Email: edelk@adventcap.com

with copies to (which copies shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
Attention: Richard J. Grossman
                  Kevin T. Hardy
Facsimile: (917) 777-2116
Email: richard.grossman@skadden.com
           kevin.hardy@skadden.com

If to Saba, to:

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D’Angelo, Esq.
Email: Michael.D’Angelo@sabacapital.com

with a copy to (which copy shall not constitute notice):

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Attention: Eleazer Klein, Esq.
Email: Eleazer.Klein@srz.com

6.6	Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use their reasonable commercial efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.
6.7	Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to the conflict of law principles thereof.
6.8	Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the Parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto, or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. No Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Party. Any such attempted assignment will be null and void.
6.9	Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.
6.10	No Reliance. Each Party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the Parties.
6.11	Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

[Signatures appear on next page]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

ADVENT/CLAYMORE ENHANCE GROWTH &
INCOME FUND

By: _______________________________
Name:
Title:

SABA CAPITAL MANAGEMENT, L.P.

By: _______________________________
Name:
Title: